Exhibit (a)(5)(F)

CONFIDENTIAL

Thank you for your continued interest in Huttig Building Products (“Huttig” or the “Company”). We are requesting that parties with continuing interest in Huttig, subsequent to their review of the Confidential Information Presentation, submit a non-binding written indication of interest letter. The non-binding indication of interest letter should be submitted to Lincoln International by Wednesday, November 17th.

Your non-binding written indication of interest letter should reflect your best and most attractive offer based on the information available to you and should address, at a minimum, each of the items set forth below:

1.	Purchaser: A description of the bidding entity and ownership of the bidder / purchaser, including background information and the rationale for pursuing the proposed transaction.

2.

Valuation and Assumptions: A preliminary, non-binding per share value to acquire Huttig Building Products, including any major assumptions you have made with respect to that valuation and a description of any information or other factors that could potentially increase or decrease your valuation. Indications of value provided in a range should be as narrow as possible.

3.

Financing: A description of the form and your sources and level of financing for the proposed transaction with as much specificity as possible, including a sources-and-uses table. To the extent you anticipate using external financing sources, please describe any preliminary indications you have received from these financing sources and the anticipated time to obtain commitments for such financing.

4.

Advisors: The names of any advisors and third-party due diligence providers (e.g., financial, industry / market research, accounting, legal and tax advisors) which you may have already involved or intend to involve in pursuing the proposed transaction.

5.

Conditions and Other Approvals: A description of (i) the level of review your indication of interest received within your organization, (ii) any required approvals (internal, regulatory, governmental or other) and (iii) any other conditions that must be satisfied to enter into a definitive transaction agreement and subsequently close the proposed transaction. Indicate the expected timing of additional internal reviews and approvals necessary to deliver a binding, definitive proposal and explain any anticipated concerns with respect to securing any such approvals or satisfying any required conditions.

6.	Relevant Experience: A description of your firm’s experience in similar markets or with similar companies and why you have an interest in pursuing a transaction with Huttig Building Products.

Lincoln International LLC 110 North Wacker Drive 51st Floor Chicago, Illinois 60606	www.lincolninternational.com

7.

Management Presentations: A list of two to three dates and preferred format (e.g., in-person, virtual, combination, etc.) that you could attend or participate in a management presentation and facility visit in Saint Louis, MO during the weeks of December 6th and 13th. Given the varying sensitivities and uncertainties with COVID-19, the Company would like to convey flexibility regarding the format of these presentations. No bidder will have an advantage over another based upon the format selected. Arrangements with respect to management presentations and facilities visits may be modified based on changing circumstances.

8.	Other Important Information: Any other terms that would be important to the Company in determining which prospective purchasers to select for further discussions.

9.	Contact: The contact person with whom Lincoln International can discuss your indication of interest. Your letter should be addressed to:

Jeff Corum

Managing Director

Lincoln International LLC

110 North Wacker Drive, 51st Floor

Chicago, IL 60606

Phone: (312) 560-1492

Email: jcorum@lincolninternational.com

Lincoln International will review the proposals with the Company and a select number of interested parties may be invited to proceed in the process and be provided with additional information. At a later stage, Lincoln will provide further information regarding the process for submitting final proposals.

As Lincoln International is acting as the financial advisor to the Company with respect to the proposed transaction, all questions concerning the process and requests for information should be directed to Lincoln International. No shareholder, director, officer or employee of Huttig Building Products is to be contacted directly.

We will call you shortly to follow up on your interest in the proposed transaction and to answer any questions you may have regarding Huttig or the transaction process.

Sincerely,

The Lincoln International Team

Lincoln International LLC 110 North Wacker Drive 51st Floor Chicago, Illinois 60606	www.lincolninternational.com